03002070

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65353

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/26/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRANDIS TALLMAN LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 BATTERY ST. SUITE 500
(No. and Street)

SAN FRANCISCO (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICKI TALLMAN 415-912-5632
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JONES + GIRON, LLP
(Name – *if individual, state last, first, middle name*)

1939 HARRISON ST. (Address) OAKLAND (City) CA (State) 94612 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
FEB 24 2003
WASH. D.C. 165 SECTION

FOR OFFICIAL USE ONLY

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicole Tallman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRANDIS TALLMAN LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nicole Tallman
Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF California

COUNTY OF San Francisco

SUBSCRIBED AND SWORN TO BEFORE ME

THIS 21st **DAY OF** February 2003

BY Nicole Tallman

Marlyn A. Ano
NOTARY PUBLIC

MARLYN A. ANO
Commission # 1294607
Notary Public - California
San Francisco County
My Comm. Expires Mar 21, 2005

Brandis Tallman, LLC.
Financial Statements
December 31, 2002

Jones & Giron, LLP CERTIFIED PUBLIC ACCOUNTANTS
Member of The American Institute of Certified Public Accountants and The California Society of Certified Public Accountants

1939 HARRISON STREET SUITE 400 • OAKLAND, CALIFORNIA 94612 • (510) 446-1950 FAX (510) 273-8504

Independent Auditor's Report

To the Owner/Members of
Brandis Tallman, LLC.
San Francisco, California

We have audited the accompanying consolidated statement of financial condition of Brandis Tallman, LLC, (the Company) as of December 31, 2002, and the related statements of income, changes in members' equity and cash flows for the year then ended, and the accompanying supplementary information contained in Schedules I and II that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brandis Tallman, LLC at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones & Giron, LLP

Jones & Giron, LLP
Certified Public Accountants
Oakland, California
February 14, 2003

Brandis Tallman LLC
Balance Sheet
As of December 31, 2002

	Dec 31, 02	% of Total Assets
ASSETS		
Current Assets		
Cash and Cash Equivalents		
Checking	$2,540	1.07%
On Deposit with SIPC member	140,149	59.24%
Petty Cash	75	0.03%
Total Checking/Savings	142,764	60.35%
Account Receivable	83,502	35.3%
Total Current Assets	226,266	95.65%
Fixed Assets		
Furniture and Fixtures	980	0.41%
Office Equipment	5,269	2.23%
Total Fixed Assets	6,249	2.64%
Less Accumulated Depreciation	(557)	(0.24%)
Net Fixed Assets	5,692	2.41%
Other Assets		
Organization Costs		
Installation Charges	1,459	0.62%
Legal Fees	1,500	0.63%
Total Organization Costs	2,959	1.25%
Less Accumulated Amortization	(297)	-0.13%
Net Organization Costs	2,662	1.13%
Security Deposit	1,947	0.82%
Total Other Assets	4,608	1.95%
TOTAL ASSETS	**$236,567**	**100.0%**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Employee withholding	1,015.75	0.43%
Payroll tax liabilities	451	0.19%
Accrued vacation	437.50	0.18%
Total Other Current Liabilities	1,905	0.81%
Total Current Liabilities	1,905	0.81%
Total Liabilities	1,905	0.81%
Members' Equity		
Members Capital Contribution	289,000	122.16%
Member Draws	(23,000)	
Net (loss) during initial ten months of operation	(31,338)	(13.25%)
Total Members' Equity	234,662	99.2%
TOTAL LIABILITIES & MEMBERS' EQUITY	**$236,567**	**100.0%**

See Independent Auditor's Report and Accompanying Notes.

Brandis Tallman LLC
Income Statement
Initial Year of Operations
Feb. 26, 2002 through Dec.31, 2002

		% of Income
Income		
Revenue		
Interest Revenue	$315	0.27%
Other Revenue	2,000	1.69%
Referral Revenue	25,957	21.98%
Underwriting Revenue	89,813	76.06%
Total Revenue	118,085	100.0%
Total Income	118,085	100.0%
Cost of Services Provided		
Clearing Charges	6,310	5.34%
Total Cost of Services provided	6,310	5.34%
Gross Profit	111,775	94.66%
Operating Expenses		
Amortization expense	297	0.25%
Bank Service Charges	9	0.01%
Business License	413	0.35%
Consultants	5,910	5.01%
Conventions & Seminar	1,065	0.9%
Depreciation expense	557	0.47%
Dues and Membership	400	0.34%
Employee Benefits - Other	483	0.41%
Employee Insurance-Medical	15,084	12.77%
Employee Payroll Taxes	4,687	3.97%
Employee Registration	1,077	0.91%
Employee salaries	54,438	46.1%
Employee Training/Education	1,079	0.91%
Insurance		
SIPC Assessment	150	0.13%
Fidelity Bond	1,143	0.97%
Keyman	330	0.28%
Liability Insurance	1,080	0.92%
Work Comp	1,653	1.4%
Total Insurance	4,356	3.69%

See Independent Auditor's Report and Accompanying Notes.

Brandis Tallman LLC
Income Statement
Initial Year of Operations
Feb. 26, 2002 through Dec.31, 2002

		Income
Meals & Entertainment	2,773	2.35%
MSRB Fees	500	0.42%
NASD Regulatory Fees	4,050	3.43%
Office Printing	1,405	1.19%
Office Supplies	3,787	3.21%
Postage and Delivery	1,237	1.05%
Professional Fees		
Accounting	425	0.36%
Audit Expense	700	0.59%
Legal Fees	1,151	0.98%
Total Professional Fees	2,276	1.93%
Rent	16,200	13.72%
Local taxes	75	
Telephone	9,919	8.4%
Trading Computer Service	469	0.4%
Travel		
Airfare	1,150	0.97%
Car Expense	5,963	5.05%
Entertainment	1,061	0.9%
Lodging	1,155	0.98%
Meals	439	0.37%
Total Travel	9,769	8.27%
Total Operating Expense	142,313	120.52%
California Minimum tax for LLC entities	800	
Net (Loss) for the period 2/26/02 to 12/31/02	($31,338)	-26.54%

See Independent Auditor's Report and Accompanying Notes.

Brandis Tallman, LLC
Statement of Changes in Members' Equity
for the Year ended December 31, 2002

	Members' Equity					
	Member Ownership		Additional Paid in Capital		Loss Since Inception	Total Members' Equity
	Units	Amount	Units	Amount		
Balance at February 26, 2002 (Inception)	0	$0	None	$0	$0	$0
Capital contributed during 2002	289,000	$289,000				
Net income/(loss) for the ten-month period ended December 31, 2002					(31,338)	(31,338)
Balance at December 31, 2002	289,000	$289,000	None	$0	($31,338)	$257,662

See Independent Auditor's Report and accompanying notes.

Brandis Tallman LLC
Statement of Cash Flows
From February 26, 2002 (Date of Inception) to December 31, 2002

CASH FLOWS FROM / (USED IN)	
OPERATING ACTIVITIES	
Ten month period net (loss)	($31,338)
Adjustments to reconcile Net Income to net cash provided by operations:	
Depreciation and amortization	854
(Increase) in accounts receivable	(83,502)
Increase in current liabilities	1,905
Net cash used in Operating Activities	(112,082)
INVESTING ACTIVITIES	
Furniture and Fixtures	(980)
Office Equipment	(5,269)
Organization Costs	(2,959)
Security Deposit	(1,947)
Net cash used in Investing Activities	(11,154)
FINANCING ACTIVITIES	
Member Contributions	289,000
Member Draws	(23,000)
Net cash provided by Financing Activities	266,000
Net cash increase for period	142,764
Cash and cash equivalents at end of period	**$142,764**

SUPPLEMENTAL DISCLOSURES	
Cash Paid During the Year for:	
Interest	None
Income Taxes	$800

See Independent Auditor's Report and Accompanying Notes.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company, formed on February 26, 2002, is a California Limited Liability Company that is wholly owned by two LLC members. The Company is engaged in a single line of business as a securities broker-dealer specializing in the underwriting of California municipal bonds and consultation services related thereto.

2. Significant Accounting Policies

Securities Transactions

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Limited Liability Company/Income Taxes

The Company will file its income tax return on the cash basis as a partnership for federal and state income tax purposes. As such, the Company will not pay Federal or State income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements. California, however, does require a minimum franchise tax of $800 per year. This amount is reflected in the financial statements.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company had defined cash equivalents as liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Concentrations of Credit Risk

In the normal course of business, the Company's activities do not involve the execution, settlement, and financing of customer securities transactions. Thus, these activities do not expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations. The Company is paid commissions for cash, rather than margin or credit, transactions. Therefore the Company is not exposed to risk related to credit transactions

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the MACRS straight-line depreciation method over the estimated useful lives of 5 and 7 years. Depreciation expense for the year was $557. Amortization of organizational costs is provided on a straight-line basis using a five-year life. The amount of amortization expense for the period is $297.

3. Financial Instruments

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The estimated fair values of these financial instruments at December 31, 2002 are as follows:

	Assets/(Liabilities)	
	Carrying Amount	Fair Value
Cash	$142,764	$142,764
Accounts receivable	83,502	83,502
Current liabilities	(1,467)	(1,467)
Total (net asset amount)	$224,799	$224,799

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $224,798, which was $124,798 above the required minimum net capital of $100,000. In addition, the Company achieved a debt to capital ratio of 153 to 1, which does meet the ratio requirement of 15 to 1.

5. Income Taxes

The Company files Federal and California income taxes using the respective partnership tax returns. During the 2002 calendar year, the Company paid $800 to the California Franchise Tax Board.

California franchise tax provision (Minimum)	$800
Income taxes paid in 2002	$800

6. Major Source of Revenue

During the year ended December 31, 2002, the Company obtained 76% of its non-portfolio income from the underwriting revenue associated with one California municipality.

7. Operating Lease

The Company leases its operating facility under a three-year operating lease, beginning on April 1, 2002, and ending on March 31, 2005. The lease terms include a four per cent annual increase in the monthly rent amount on the second anniversary date and again on the third anniversary date. The lease does not provide for an extension of the lease at favorable terms. Minimum monthly rental payments for 2002 were $1,800 per month. The Company is liable for real estate taxes, insurance, utilities, and operating expenses. Rent expense for the period ending December 31, 2002, was $16,200.

Minimum annual rentals are as follows:
Year Ending December 31,

2003	$	21,816		
2004		22,689		
2005		5,841		
			$	50,346

Supplementary Information
Pursuant to Rule 1 7a-5 of the
Securities Exchange Act of 1934

As of December 31, 2002

Schedule I
Brandis Tallman, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2002

Net Capital		
LLC Members' Equity		$234,662
Deduct Members' equity not allowable		
for net capital		0
Total Members' equity qualified for net capital		234,662
Total capital and allowable subordinated borrowings		234,662
Deductions and/or charges:		
Nonallowable assets:		
Equipment net of accumulated depreciation	$5,692	
Organization costs and intangibles	4,609	
Petty Cash	75	10,376
Net capital before haircuts on securities positions		
(tentative net capital)		224,286
Haircuts on securities		0
Net capital		224,286
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		1,905
Total aggregate indebtedness		1,905
Computation of basic net capital requirement		
Minimum net capital required @ 6 2/3rds % of Aggregate Indebtedness		127
Minimum dollar requirement of subject reporting broker or dealer		100,000
Net capital requirement		100,000
Excess net capital		124,286
Excess net capital at 1,000 percent (net capital - 10% of Aggregate Indebtedness)		224,096
Ratio: Aggregate indebtedness to net capital		0.8%
Reconciliation with company's computation (included in		
Part IIA of Form X-17A-5 as of December 31, 2002)		
Net capital, as reported in Company's		
Part IIA (unaudited) FOCUS report		224,724
Audit adjustments:		
Recognition of liability for accrued vacation		438
Net Capital per above computation		$224,724

See Independent Auditor's Report and Accompanying Notes.

Schedule II

BRANDIS TALLMAN, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2002

Exemption from Rule 15c3-3 is claimed based upon
B (k)(2)(I) – "special account for Exclusive Benefit of Customers" is maintained.

See Independent Auditor's Report and Accompanying Notes..

Jones & Giron, LLP CERTIFIED PUBLIC ACCOUNTANTS
Member of The American Institute of Certified Public Accountants and The California Society of Certified Public Accountants
1939 HARRISON STREET SUITE 400 • OAKLAND, CALIFORNIA 94612 • (510) 446-1950 FAX (510) 273-8504

Independent Auditor Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Owner/Members of
Brandis Tallman, LLC

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Brandis Tallman, LLC (the Company), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provision~ of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

{E-Mail} ksgiron@jones-giron.com {E-Mail} bjones@jones-giron.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Owner/members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Jones & Giron, LLP

Jones & Giron, LLP
Certified Public Accountants
Oakland, California
February 14, 2003